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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year	Commission
Ended December 31, 2024	File Number 001-14905

GEICO 401(k) SAVINGS PLAN

One Geico Plaza

Washington, DC 20076

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street,

Omaha, Nebraska 68131

(Name of Issuer of Securities held pursuant to Plan and address of its principal executive office)

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REQUIRED INFORMATION

The GEICO 401(k) Savings Plan is subject to the Employee

Retirement Income Security Act of 1974.

Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Registered Public Accounting Firm thereon are being filed as Exhibit 99.1 to this Report:

(a)  Statements of Net Assets Available for Plan Benefits – December 31, 2024 and 2023;

(b)  Statements of Changes in Net Assets Available for Plan Benefits

-	Years Ended December 31, 2024 and 2023;

(c)  Notes to Financial Statements; and

(d)  Report of Independent Registered Public Accounting Firm.

The Consent of Independent Registered Public Accounting Firms to the incorporation by reference, in Registration Statement No. 333-53046 of Berkshire Hathaway Inc. on Form S-8, of their report dated June 24, 2025 appearing in the Plan’s Annual Report on Form 11-K for the year ended December 31, 2024 is being filed as Exhibit 23.1 to this Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Administrative Committee for the GEICO 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Plans Administrative Committee for the GEICO 401(k) Savings Plan

By: /s/ Sabrina Davison
Date: June 24, 2025	--------------------------------
Sabrina Davison
Authorized Committee Member

EXHIBITS

The following Exhibits are being filed with this Annual Report on Form 11-K:

(23) CONSENT OF EXPERTS AND COUNSEL:

23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Johnson Lambert LLP

(99) ADDITIONAL EXHIBITS

99.1	Audited Financial Statements of the GEICO 401(k) Savings Plan as of and for the years ended December 31, 2024 and 2023